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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No.    )*


                       Boston Restaurant Associates, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   101122-10-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                             Gordon R. Penman, Esq.
                         Brown, Rudnick, Freed & Gesmer
             One Financial Center, Boston, MA 02111 - (617) 330-9000
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                December 31, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 101122 10 9  |                         |    Page 2 of 9 Pages     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  George R. Chapdelaine                                           |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ] |
|         |                                                          (b) [X] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |  00                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  United States of America                                        |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   ----                                              |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   1,265,150                                         |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   ----                                              |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   1,265,150                                         |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  1,265,150                                                       |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  85.2%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  IN                                                              |
|----------------------------------------------------------------------------|

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D
|-----------------------|                         |--------------------------|
|CUSIP No. 101122 10 9  |                         |    Page 3 of 9 Pages     |
|-----------------------|                         |--------------------------|

|----------------------------------------------------------------------------|
|    1    |  NAME OF REPORTING PERSON                                        |
|         |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               |
|         |                                                                  |
|         |  John P. Polcari, Jr.                                            |
|---------|------------------------------------------------------------------|
|    2    |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ] |
|         |                                                          (b) [X] |
|---------|------------------------------------------------------------------|
|    3    |  SEC USE ONLY                                                    |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|    4    |  SOURCE OF FUNDS*                                                |
|         |  00                                                              |
|---------|------------------------------------------------------------------|
|    5    |  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        |
|         |  PURSUANT TO ITEMS 2(d) or 2(e)                              [ ] |
|---------|------------------------------------------------------------------|
|    6    |  CITIZENSHIP OR PLACE OF ORGANIZATION                            |
|         |                                                                  |
|         |  United States of America                                        |
|----------------|-----|-----------------------------------------------------|
|                |  7  |   SOLE VOTING POWER                                 |
|                |     |   ----                                              |
|   NUMBER OF    |-----|-----------------------------------------------------|
|     SHARES     |  8  |   SHARED VOTING POWER                               |
|  BENEFICIALLY  |     |   1,265,150                                         |
| OWNED BY EACH  |-----|-----------------------------------------------------|
|   REPORTING    |  9  |   SOLE DISPOSITIVE POWER                            |
|     PERSON     |     |   ----                                              |
|      WITH      |-----|-----------------------------------------------------|
|                |  10 |   SHARED DISPOSITIVE POWER                          |
|                |     |   1,265,150                                         |
|----------------------------------------------------------------------------|
|   11    |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    |
|         |                                                                  |
|         |  1,265,150                                                       |
|---------|------------------------------------------------------------------|
|   12    |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                   |
|         |  EXCLUDES CERTAIN SHARES*                                    [ ] |
|         |                                                                  |
|---------|------------------------------------------------------------------|
|   13    |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              |
|         |                                                                  |
|         |  85.2%                                                           |
|---------|------------------------------------------------------------------|
|   14    |  TYPE OF REPORTING PERSON*                                       |
|         |                                                                  |
|         |  IN                                                              |
|----------------------------------------------------------------------------|

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         --------------------

         The securities to which this Schedule 13D relates (the "Securities") are the shares of Common Stock, $.01 par value ("Common Stock"), of Capucino's, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 205 Portland Street, Boston, Massachusetts 02114.

Item 2.  Identity and Background.
         ------------------------

         (a) (i)  George R. Chapdelaine, Voting Trustee

             (ii) John P. Polcari, Jr., Voting Trustee

         (b) (i)  c/o Capucino's, Inc.
                  205 Portland Street
                  Boston, Massachusetts 02114

             (ii) c/o Capucino's, Inc.
                  205 Portland Street
                  Boston, Massachusetts 02114

         (c) (i) President, Chief Executive Officer and Director of the Issuer 205 Portland Street
                  Boston, Massachusetts 02114

             (ii) Treasurer and Director of the Issuer
                  205 Portland Street
                  Boston, Massachusetts 02114

         (d) Neither of the undersigned persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Neither of the undersigned persons, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and neither was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the undersigned persons is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         The Securities were obtained pursuant to a Stock for Stock Purchase Agreement dated March 17, 1994 (the "Purchase Agreement") between the Issuer, George R. Chapdelaine and John P. Polcari, each as a Voting Trustee pursuant to a Voting Trust Agreement dated as of September 30, 1987, as amended and restated as of April 2, 1990 and as amended and restated as of April 28, 1994 (the "Voting Trust"). Pursuant to the Purchase Agreement, the Issuer acquired all the issued and outstanding shares of Common Stock of Boston Restaurant Associates, Inc., a Massachusetts corporation ("BRA") which was wholly owned by the undersigned as voting trustees, in exchange for the securities to which this statement relates. No cash was paid by the undersigned in connection with this transaction.

Item 4.  Purpose of Transaction.
         -----------------------

         The purpose of the above-described transaction (the "Transaction") was to combine BRA and the Issuer and, in connection therewith, to transfer control of the combined entities to the undersigned. Pursuant to the Purchase Agreement,
(i) two directors of the Issuer resigned, Danny L. McDaniel resigned as Acting Chief Executive Officer and Acting President of the Issuer, and Gregory Chenail resigned as Treasurer of the Issuer, (ii) George R. Chapdelaine has been elected as President and Chief Executive Officer of the Issuer, (iii) John P. Polcari, Jr. has been elected as Treasurer of the Issuer, and (iv) both Mr. Chapdelaine and Mr. Polcari have been elected as directors of the Issuer. Accordingly, Mr. Chapdelaine and Mr. Polcari control half of the votes of the Board of Directors of the Issuer. There is presently one vacant Board seat and the undersigned anticipate that through their control of half of the Board and the vote of the Securities, they will control the person, if any, who will be selected to fill the vacancy.

         In connection with the Transaction, the Voting Trustees have given their Proxy to George R. Chapdelaine and Danny L. McDaniel, in their capacity as officers of the Issuer, to vote in favor of either (i) a reverse stock split or
(ii) an increase in the authorized capitalization of the Issuer at the next meeting of Stockholders of the Issuer.

         The undersigned also anticipate that the Issuer will seek additional financing (debt and/or equity) to fund its increased working capital and other requirements resulting from the Transaction. The Issuer has had discussions with potential investors and underwriters in connection therewith. There can be no assurance that the Issuer will be able to secure such additional financing on favorable terms, if at all.

         Pursuant to an antidilution provision in the Purchase Agreement, if certain warrants, options or other convertible securities (each of which were outstanding at the time of the execution of the Purchase Agreement) are exercised, the Voting Trust will receive one and one half (1.5) shares of Common Stock of the Issuer for every one (1) share of such Common Stock issued upon the exercise of such warrant, option or convertible security.

     Other than as set forth above, the undersigned have no current plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) The undersigned are the voting trustees (the "Voting Trustees") under the Voting Trust Agreement. The Voting Trust holds 13,825,875 shares of the Issuer's Common Stock representing 60% of the Issuer's outstanding Common Stock (based upon the number of shares outstanding of the Issuer's Common Stock as reported in its Quarterly Report on Form 10-QSB for the period ending January 31, 1994, plus the number of shares of the Issuer's Common Stock issued in connection with the closing under the Purchase Agreement). As the Voting Trustees of the Voting Trust, both of the Voting Trustees could be deemed to beneficially own all of the shares of the Issuer's Common Stock held in the Voting Trust.

             The Voting Trustees also constitute two of the six beneficiaries of the Voting Trust. The beneficiaries of the Voting Trust and their respective percentage interest in such Trust are as follows: (i) George R. Chapdelaine (37.8%); (ii) John P. Polcari, Jr. (37.8%);
             (iii) Anthony A. Polcari (5.95%); (iv) Mary Polcari (5.95%); (v) Lucie Salhany (4.0%); and (vi) BayBank, as Trustee of The Anthony
             A. Polcari Irrevocable Trust u/d/t dated December 30, 1986 (8.5%). If the Voting Trust were dissolved and the securities held in the Trust were distributed to the beneficiaries thereof, George R. Chapdelaine and John P. Polcari would each receive 5,223,901 shares of common stock of the Issuer, Anthony A. Polcari and Mary Polcari would each receive 826,907 shares of Common Stock of the Issuer, Lucie Salhany would receive 549,884 shares of Common Stock of the Issuer, and BayBank, as Trustee, would receive 1,174,375 shares of Common Stock of the Issuer.

             In accordance with Section 240.13d-4, each of the undersigned expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or Section 13(g) of the Act, the beneficial owner of any securities of the Issuer other than that number of shares as each of them would be entitled to receive if the Voting Trust were dissolved and the securities held therein were distributed to the beneficiaries of such Trust (as set forth above).

         (b) Each of the Voting Trustees shares the power to vote or to direct the vote and the power to dispose or direct the disposition of all of the shares held in the Voting Trust.

         (c) None

         (d) The beneficiaries of the Voting Trust have the right to receive all cash dividends from and the proceeds from the sale of the securities of the Issuer held in the Voting Trust. The beneficiaries of the Voting Trust and their respective percentage interest in such Trust are as follows: (i) George R. Chapdelaine (37.8%); (ii) John P. Polcari, Jr. (37.8%); (iii) Anthony A. Polcari (5.95%); (iv) Mary Polcari (5.95%); (v) Lucie Salhany (4.0%); and (vi) BayBank, as Trustee of The Anthony A. Polcari Irrevocable Trust u/d/t dated December 30, 1986 (8.5%).

         (e) N/A

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
----------------------------

         The Voting Trustees are party to the Voting Trust Agreement with the beneficiaries (named above) of the Voting Trust pursuant to which the beneficiaries of the Voting Trust have vested full voting power and the power to dispose of the trust corpus in the Voting Trustees.

         In connection with the closing under the Purchase Agreement, the Voting Trustees executed an irrevocable proxy naming George R. Chapdelaine and Danny L. McDaniel as Proxies to vote the shares held in the Voting Trust in favor of a reverse stock split or to increase the number of authorized shares of the Issuer, in each case at the next annual meeting of the shareholders of the Issuer.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Exhibit A  Stock for Stock Purchase Agreement dated March 17, 1994 by and among the Issuer and the Voting Trustees.

         Exhibit B  Voting Trust Agreement as Amended and Restated as of April
                    28, 1994, by and among the Voting Trustees, George R. Chapdelaine, individually, John P. Polcari, Jr., individually, Anthony and Mary Polcari, as joint tenants with rights of survivorship and BayBank, as Trustee for the Anthony A. Polcari Irrevocable Trust u/d/t dated December 30, 1986.

         Exhibit C  Agreement in writing to file this Schedule 13D as a joint filing.

         Exhibit D  Irrevocable Proxy, dated April 29, 1994, of the Voting
                    Trustees.

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                      /s/ George R. Chapdelaine
                                                      -------------------------
                                                      George R. Chapdelaine
Dated: December 31, 1997                              Voting Trustee



                                                      /s/ John P. Polcari, Jr.
                                                      -------------------------
                                                      John P. Polcari, Jr.
                                                      Voting Trustee